

SEC 16014942

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SEC Mail Processing Section
FEB 29 2016
Washington DC
413

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69206

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FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 AND ENDING 12/31/15
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DIGITAL OFFERING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4600 CAMPUS DRIVE, SUITE 108
(No. and Street)

NEWPORT BEACH (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GORDON McBEAN, CHAIRMAN & CFO 866-209-1955
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAKER TILLY VIRCHOW KRAUSE LLP
(Name – *if individual, state last, first, middle name*)

ONE PENN PLAZA, SUITE 3000 (Address) NEW YORK (City) NY (State) 10119 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JG

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OATH OR AFFIRMATION

I, GORDON MCBEAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DIGITAL OFFERING, LLC, as of ______, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______

______

______

[signature]
Signature

Chairman & CFO
Title

CA Civil Code 1189
(See Attached Notary Certificate)
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- N/A ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Orange)

On 26-February 2016 before me, Patrick James Juarez, Notary Public,
Date Here Insert Name and Title of the Officer

personally appeared Gordon McBean
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.


PATRICK JAMES JUAREZ
Commission # 2117233
Notary Public - California
Orange County
My Comm. Expires Jun 26, 2019

Signature ____________ Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation Document Date: 2-26-2016
Number of Pages: 1 Signer(s) Other Than Named Above: ____

Capacity(ies) Claimed by Signer(s)

Signer's Name: Gordon McBean
☐ Corporate Officer — Title(s): ____
☐ Partner — ☐ Limited ☐ General
☑ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____
Signer Is Representing: ____

Signer's Name: ____
☐ Corporate Officer — Title(s): ____
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____
Signer Is Representing: ____



BAKER TILLY

Baker Tilly Virchow Krause, LLP
One Penn Plaza, Ste 3000
New York, NY 10119
tel 212 697 6900
fax 212 490 1412
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the To the Members of
Digital Offering LLC
Newport Beach, California

We have audited the accompanying statement of financial condition of Digital Offering LLC as of December 31, 2015, and the related statements of operations, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Digital Offering LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Digital Offering LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred recurring losses from operations and operating cash flow deficits that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The supplemental information contained in page 14 has been subjected to audit procedures performed in conjunction with the audit of Digital Offering LLC's financial statements. The supplemental information is the responsibility of Digital Offering LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

New York, New York
February 24, 2016

DIGITAL OFFERING LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

As of and for the Year ended December 31, 2015

DIGITAL OFFERING LLC
YEAR ENDED DECEMBER 31, 2015
TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

DIGITAL OFFERING LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2015

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	30,008
Prepaid expenses and other current assets		24,021
Total Current Assets		54,029
Property, Plant and Equipment, net		3,381
Intangible assets, net		2,878
TOTAL ASSETS	$	**60,288**
LIABILITIES AND MEMBER'S EQUITY		
COMMITMENTS AND CONTINGENCIES		
CURRENT LIABILITIES		
Accrued expenses	$	2,000
Payroll tax liabilities		521
Total Current Liabilities		2,521
MEMBER'S EQUITY		
Member's Equity		1,401,352
Accumulated deficit		(1,343,585)
Total Member's Equity		57,767
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	**60,288**

The accompanying notes are an integral part of these financial statements

DIGITAL OFFERING LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2015

REVENUE		
Commission revenue	$	266,000
Other revenue – finders fees, referral fees and reimbursements		260,881
Total Revenue		526,881
COSTS AND EXPENSES		
Direct commission costs		37,031
Payroll costs		609,370
Professional and regulatory expenses		94,505
Other administrative expenses		141,612
Total Costs and Expenses		882,518
OPERATING LOSS		(355,637)
OTHER (EXPENSES) AND INCOME		
Unrealized losses - securities		(13,981)
Interest income		5
Total Other Expenses, net		(13,976)
NET LOSS	$	(369,613)

The accompanying notes are an integral part of these financial statements

DIGITAL OFFERING LLC
STATEMENT OF MEMBER'S EQUITY
For the Year Ended December 31, 2015

	Member's Equity	Accumulated Deficit	Total Member's Equity
Balance, January 1, 2015	$ 1,061,352	$ (822,282)	$ 239,070
Capital Contributions	340,000	-	340,000
Distribution to Holdco – (Non-cash) See Note 6	-	(151,690)	(151,690)
Net loss	-	(369,613)	(369,613)
Balance, December 31, 2015	$1,401,352	$ (1,343,585)	$ 57,767

The accompanying notes are an integral part of these financial statements

DIGITAL OFFERING LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(369,613)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		2,769
Warrants received for commissions earned		(22,882)
Unrealized losses from securities		13,981
Changes in operating assets and liabilities:		
Decrease in assets:		
Prepaid expenses and other current assets		(17,045)
Decrease in liabilities:		
Accrued expenses and payroll tax liabilities		(8,348)
Net Cash Used in Operating Activities		(401,138)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member Capital contributions received		340,000
Net Cash Provided By Financing Activities		340,000
Decrease in Cash and Cash Equivalents		(61,138)
CASH AND CASH EQUIVALENTS, Beginning of Year		91,146
CASH AND CASH EQUIVALENTS, END OF YEAR	$	30,008
SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOW INVESTING AND FINANCING ACTIVITIES		
Distribution to Holdco (refer to Note 6)	$	(151,690)

The accompanying notes are an integral part of these financial statements

1. Organization and Description of business

Organization

Digital Offering LLC ("DO", "Digital Offering" or the "Company") was formed on July 13, 2012 as a corporation in the State of Delaware. On April 10, 2013, DO converted from Digital Offering, Inc., a Delaware corporation, to Digital Offering LLC, a limited liability company by filing a certificate of conversion with the Secretary of State of the State of Delaware and adopting and approving other necessary documentation. The duration of the Company is perpetual, unless dissolved pursuant to the provisions of the limited liability company operating agreement. The Company is registered as broker-dealer with the Securities and Exchange Commission, and is member of the Financial Industry Regulatory Authority ("FINRA").

On November 17, 2015, the Company formed a wholly-owned subsidiary, which is a Delaware corporation named DO Holdings, Inc. ("Holdco"). On the same day, Holdco formed another subsidiary, which is a Delaware corporation named DO Merger Sub, Inc. ("Merger Sub"). Also on the same day, the Company, Holdco and Merger Sub entered into an Agreement and Plan of Merger and Reorganization (the "Plan of Merger") pursuant to which the Company agreed to merge with and into Merger Sub with the Company surviving the merger. The merger was completed on December 21, 2015 and the Company is now a wholly-owned subsidiary of Holdco. On December 21, 2015, the Company's board of managers also distributed to Holdco as the sole member of the Company all of the Company's rights, title and interest in and to (a) all compensation warrants then held by the Company and (b) all equity interests then held by the Company in FreeRealTime LLC. (see Note 6).

On December 21, 2015, Holdco, as the sole member of the Company, adopted the second amended and restated operating agreement of the Company which provides that Holdco is the sole member of the Company owning 100% of the outstanding membership interests of the Company. All profits and losses of the Company are allocated to Holdco. The Company received the approval of the restructuring from FINRA on December 15, 2015.

The Company acts as an investment and merchant bank and serves its issuer clients as placement agent in connection with private placements of securities. The Company also intends to act as placement agent in connection with offerings of securities under Regulation A of the Securities Act of 1933. The Company leverages a technology platform to facilitate private placements and Regulation A offerings. The Company, as an introducing broker-dealer, earns commission income from private placement transactions and Regulation A offerings when the private placement transaction or Regulation A offering closes.

Strategic Alliance Agreement

On January 3, 2013, the Company entered into a Strategic Alliance Agreement with Mr. Peter D. Schiff and Euro Pacific Capital, Inc ("Euro Pacific"). Mr. Peter D. Schiff and Euro Pacific will market the Company support on the Company's technology platform to its customer base and distribution network for 3 years term. The Company paid broker commissions to Euro Pacific for referrals it made to their investor clients who invested in the Company's clients.

Going Concern Considerations

The Company has incurred a period of recurring losses from operations and operating cash flow deficits. The Company has reduced its operating expenses and is executing its business plan in order to generate sufficient profitability and cash flows. Should it be unable to accomplish these goals, the Company plans on raising additional equity capital from its members. There is no guarantee that the Company will be able to raise enough capital on terms that are acceptable to the Company. These matters raise substantial

doubt the entity's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Regulations

The Company is a registered broker-dealer and as such is subject to the continual oversight by those who regulate its industry including FINRA, the United States Securities and Exchange Commission, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action including fines. There are no violations to disclose at December 31, 2015 and to the date of issuance of these accompanying financial statements.

2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. At times, the Company's cash balances exceeded the current insured amounts under the Federal Deposit Insurance Corporation. The Company has incurred no losses for the year ended December 31, 2015.

Securities as Held to Maturity, Trading, and Available for Sale

The Company determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt and equity securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale. Held-to-maturity securities are recorded as either short term or long term on the Balance Sheet, based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held to maturity or as trading, are classified as available for sale, and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in members' equity.

The Company elected the fair value option permitted under FASB ASC 825 to report the unrealized gains and losses from our securities in our accompanying statement of operations instead of other comprehensive income and loss. Management believes the fair value option provides a better indication of the Company's performance.

2. Summary of Significant Accounting Policies – continued

Investment – Cost Method

Investee companies not accounted for under the consolidation or the equity method of accounting are accounted for under the cost method of accounting. Under this method, the Company's share of the earnings or losses of such Investee companies is not included in the Statement of Financial Condition or Statement of Operations. However, impairment charges are recognized in the Statement of Operations. If circumstances suggest that the value of the Investee Company has subsequently recovered, such recovery is not recorded.

Property, Plant and Equipment, Net

Property and equipment are stated at cost, net of accumulated depreciation. Expenditures that extend the life, increase the capacity, or improve the efficiency of property and equipment are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation is recognized using the straight-line method over the following approximate useful lives:

	Useful Life
Furniture and Fixtures	5 years

Long-lived assets

The Company accounts for the carrying values of long-lived assets by evaluating the future cash flows (undiscounted and without interest charges) expected to be realized from the use of the asset and its eventual disposition. If the sum of the expected future cash flows from an asset is less than the carrying value, an impairment loss will be recognized.

Financial Instruments

The Company's financial instruments include cash, investments (warrants), accounts payable and accrued liabilities. The fair value of the warrants was determined using the Black Scholes model (see note 5).

Level 1—quoted prices in active markets for identical assets and liabilities.

Level 2—observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3—unobservable inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies – continued

Significant Estimates

The financial statements include some amounts that are based on management's best estimates and judgments. The most significant estimates relate to valuation of the securities available for sale - warrants

and cost method investment impairment estimates. These estimates may be adjusted as more current information becomes available, and any adjustment could be significant.

Contingencies

Certain conditions may exist which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. There were no contingent liabilities at December 31, 2015.

Revenue Recognition

Commission revenue

The Company, as an introducing broker-dealer, earns commission income from private placement transactions when the private placement transaction closes. Commissions are earned when the terms of the offering are met and the offering is closed and cash has been received from the accredited investors. Stock purchase warrants are received from the Company's clients as part of the commissions earned and are valued using the Black Scholes model (see note 6 regarding the allocation of all stock purchase warrants received to Holdco) .

Other revenue – finders fees, referral fees and reimbursements

Other revenue includes non-refundable deposits from clients, finder fees and referral fees. All other revenue is recognized when the amounts are received.

The Company's clients, upon signing an agreement with the Company to raise capital, pay a non-refundable deposit for certain expenses to be incurred by the Company. The non-refundable deposit revenue is recognized when the deposit is received and the expenses are incurred.

Concentration of revenue

Revenues from one customer accounted for 100% of the Company's cash commission for the year ended December 31, 2015.

The Company received from one related party (see note 8) referral and finders fees that was over 49% of the total referral and finders fees for the year ended December 31, 2015.

2. Summary of Significant Accounting Policies – continued

Income Taxes

On April 10, 2013, the Company converted from Digital Offering, Inc., a Delaware corporation, to Digital Offering LLC, a limited liability company by filing a certificate of conversion with the Secretary of State of the State of Delaware and adopting and approving other necessary documentation. The Company filed a 2012 and filed a 2013 short period corporate tax return. These tax years are open to IRS examination.

As a limited liability company, the Company is taxed as a partnership and is not a taxpaying entity for federal income tax purposes. Accordingly, the Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. No provision or liability for income taxes has been included in the accompanying financial statements.

The Company adopted the provisions of FASB ASC 740-10 "Uncertainty in Income Taxes. The Company has not recognized a liability as a result of the implementation of ASC 740-10. A reconciliation of the beginning and ending amount of unrecognized tax benefits has not been provided since there is no unrecognized benefit since the date of adoption. The Company has not recognized interest expense or penalties as a result of the implementation of ASC 740-10. If there were an unrecognized tax benefit, the Company would recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

Recently Accounting Pronouncements

Recent accounting pronouncements issued by FASB (including EITF), the AICPA and the SEC did not or are not believed by management to have a material impact on the Company's present or future financial statements.

In May 2014, the FASB issued authoritative guidance that defines how companies should report revenues from contracts with customers. The standard requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It provides companies with single comprehensive five-step principles based model to use in accounting for revenue and supersedes current revenue recognition requirements, including most industry-specific and transaction-specific revenue guidance. In August 2015, the FASB deferred the effective date of the new revenue standard by one year. As a result, the new standard would not be effective for the Company until 2019. In addition, the FASB is allowing companies to early adopt this guidance for non-public entities beginning in fiscal year 2017. The guidance permits an entity to apply the standard retrospectively to all prior periods presented, with certain practical expedients, or apply the requirements in the year of adoption, through a cumulative adjustment. The Company will apply this new guidance when it becomes effective and has not yet selected a transition method. The Company is currently evaluating the impact of adoption on its financial statements.

3. Property, Plant and Equipment

Property, plant and equipment, is summarized as follows:

	Useful Lives	2015
Furniture and Equipment	5 years	$ 7,306
Less Accumulated Depreciation		3,925
Net Book Value		$ 3,381

Depreciation expense for the year ended December 31, 2015 was $1,809.

4. Investment in Warrants - Available-for-Sale Securities

The Company receives from time to time, warrants as a portion of commission revenue. These warrants are reported at their estimated fair value using the Black Scholes model that uses assumptions noted in the following table.

	December 31, 2015
Expected term (in years)	3.16 - 4.16
Expected stock price volatility	50.00%
Risk-free interest rate	1.00%
Expected dividend yield	0

Below is a summary of the warrants received for commissions earned for the current and prior years:

	December 31, 2015
Cost basis when received	$ 71,402
Less: Unrealized (loss) on warrants	(19,712)
Estimated Fair Value of Warrants	$ 51,690
Distribution to Holdco – in connection with restructuring – see Note 6	(51,690)
	$ -

Warrants received for commissions earned for the year ended December 31, 2015 were $22,882 and the unrealized loss for the year ended December 31, 2015 was $13,981.

5. Intangible Assets

Intangible Assets are summarized as follows:

	Useful Lives	2015
Website Development Costs	3 years	$ 4,797
Less Accumulated Amortization		(1,919)
Net Book Value		$ 2,878

Amortization expense for the year ended December 31, 2015 was $960.

6. Members' Equity

Conversion to LLC

On April 10, 2013, the Board of Directors of the Company approved and resolved that the Company be converted into a Delaware limited liability company under the name Digital Offering LLC, pursuant to a plan of conversion to be entered into by the Company, and in connection with which, each outstanding share of Common Stock was automatically converted into 1,000 membership interest units of the Company ("Units").

Each outstanding share of the capital stock of Digital Offering Inc. was converted into 1,000 Units of the Company such that all 2,667 shares of Common Stock, par value $0.001 per share that were outstanding immediately prior to the Conversion, were converted into, in the aggregate, 2,667,000 Units of the Company held by 4 members.

Application Service Provider Agreement

On July 13, 2012, the Company entered into an Application Service Provider Agreement with NetChemistry. NetChemistry provides Web browser-based systems under the trade name "ASP Modular Platform" or "APM" which it provided on a subscription basis as an Application Service Provider ("ASP") to the Company for a 5 year term in consideration of the issuance of 100 shares of the Company's Common Stock, $0.001 par value per share at $25 per share. This amount was recorded in prepaid expenses and is amortized over 60 months from July 13, 2012, the effective date of agreement.

Plan of Merger and Reorganization

On November 17, 2015, the Company formed a wholly-owned subsidiary, which is a Delaware corporation named DO Holdings, Inc. ("Holdco"). On the same day, Holdco formed another subsidiary, which is a Delaware corporation named DO Merger Sub, Inc. ("Merger Sub"). Also on the same day, the Company, Holdco and Merger Sub entered into an Agreement and Plan of Merger and Reorganization (the "Plan of Merger") pursuant to which the Company agreed to merge with and into Merger Sub with the Company surviving the merger. The merger was completed on December 21, 2015 and the Company is now a wholly-owned subsidiary of Holdco. On December 21, 2015, the Company's board of managers also distributed to Holdco as the sole member of the Company all of the Company's rights, title and interest in and to (a) all compensation warrants then held by the Company and (b) all equity interests then held by the Company in FreeRealTime LLC. As a result, the Investment in Warrants - Available-for-Sale Securities of $51,690 and the "Investment in equity security – cost method" of $100,000 which consisted of the cost of an investment in Free Real Time LLC., in which the Company has a 13% interest were distributed to Holdco. The total fair value of these investment and warrants distributed of $151,690 was classified as non-cash items at the Statement of Cash Flows.

On December 21, 2015, Holdco, as the sole member of the Company, adopted the second amended and restated operating agreement of the Company which provides that Holdco is the sole member of the Company owning 100% of the outstanding membership interests of the Company. All profits and losses of the Company along with its clients' stock purchase warrants earned as commissions by the Company, are allocated to Holdco. The second amended and restated operating agreement also eliminated the use of Units as a measure of equity interest in the Company and instead members are allocated a percentage of membership interests up to 100%.

As of December 31, 2015, 100% of the Company's membership interests are held by Holdco.

7. Indemnifications

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

8. Related Party Transactions

During the year ended December 31, 2015, the Company paid total commissions to Euro Pacific Capital Inc ("Euro Pacific") under the Strategic Alliance Agreement mentioned at Note 1. Mr. Peter D. Schiff is an officer of Euro Pacific and is also the member of the Company. In addition, the Company paid commissions to Mr. Chad Cooper, in which Mr. Chad Cooper is also an officer of the Company.

During the year ended December 31, 2015 the Company earned revenue from Euro Pacific for referral fees totaling $128,019.

Lou Bevilacqua was paid approximately $20,265 in professional fees during the year.

Cruttenden Partners was paid approximately $36,600 during 2015 for the company's leased office space.

During the year ended December 31, 2015, certain members of management performed services without compensation.

9. Net Capital Requirement

The Company is "registered with the Securities and Exchange Commission. The Company does not carry customer accounts and does not accept customer funds or securities.

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6.67% of aggregate indebtedness. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital not exceed 15 to 1, as computed under SEC Rule 15c3-1.

At December 31 2015, the Company had net capital of approximately $27,000, and the Company's aggregate indebtedness to net capital ratio was 0.092 to 1, as computed under SEC Rule 15c3-1.

DIGITAL OFFERING LLC

SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

Net Capital:			
Total Member's Equity			$ 57,767
Deductions and/or Charges:			
Property, Plant and Equipment, net			(3,381)
Intangible assets, net and prepaid expenses			(26,899)
Net Capital			$ 27,487
Aggregate Indebtedness:			
Accrued expenses	$ 2,000		
Payroll tax liabilities	521		
Total Aggregated Indebtedness		$ 2,521	
Computation of Basic Net Capital Requirement:			
Minimum Net Capital Required	A	$ 168	
Minimum Dollar Amount Required	B	$ 5,000	
Greater of A or B			$ 5,000
Excess Net Capital			$ 22,487
Net Capital - (Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required			$ 21,487
Ratio: Aggregate Indebtedness to Net Capital			0.092

All other reports required under SEC Rule 15c-3 are not applicable to the Company

Reconciliation with Computation included in Part IIA of FOCUS Report

Variances between this computation of net capital under Paragraph F of Rule 15c3-1 and the Company's computation filed with Part IIA of its FOCUS Report are not material in amount. Accordingly, no reconciliation is deemed necessary.

DIGITAL OFFERING LLC
Newport Beach, California

EXEMPTION REPORT

Including Report of Independent Registered
Public Accounting Firm

As of and for the Year Ended December 31, 2015

DIGITAL OFFERING LLC

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BAKER TILLY

Baker Tilly Virchow Krause, LLP
One Penn Plaza, Ste 3000
New York, NY 10119
United States of America

T: +1 212 697 6900
F: +1 212 626 6941

bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members of
Digital Offering LLC
Newport Beach, California

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Digital Offering LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which Digital Offering LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Digital Offering LLC stated that Digital Offering LLC met the identified exemption provisions as of December 31, 2015 and throughout the period of January 1, 2015 through December 31, 2015 without exception. Digital Offering LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Digital Offering LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

New York, New York
February 24, 2016


DIGITAL
OFFERING

A NEXT GENERATION INVESTMENT BANK

February 24, 2016

Securities and Exchange Commission
100 Street NE
Washington D.C 20549

To whom it may concern:

Digital Offering LLC claims exemption from Rule 15c3-3 under SEA Rule 15c3-3 section (k) paragraph 2(i) as of December 31, 2015 and for the year ended December 31, 2015. Paragraph 2 states The provisions of this rule shall not be applicable to broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)". To our best knowledge and belief we did not identify any exceptions to this exemption during the year.

Kind Regards,

Gordon McBean, Chairman
Digital Offering LLC

DIGITAL OFFERING LLC

Newport Beach, California

Agreed Upon Procedures

Including Form SIPC-7

As of and for the Year Ended December 31, 2015

Digital Offering LLC

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BAKER TILLY

Baker Tilly Virchow Krause, LLP
One Penn Plaza, Ste 3000
New York, NY 10119
tel 212 697 6900
fax 212 490 1412
bakertilly.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Members of
Digital Offering LLC
Newport Beach, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Digital Offering LLC (the "Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Digital Offering LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

Procedures performed:

1. Compared listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences.

2. Compared the amounts reflected in the audited Form X-17A-5 for the year ended December 31, 2015 with amounts reported in the Form SIPC-7 for the year ended December 31, 2015 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and workpapers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Parties, and is not intended to be and should not be used by anyone other than the Specified Parties.

Baker Tilly Virchow Krause, LLP

New York, New York
February 24, 2016


BAKER TILLY
INTERNATIONAL

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ______________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2 A. General Assessment (item 2e from page 2) $ 1200.73

B. Less payment made with SIPC-6 filed (exclude interest) (950.35)
9/21/15
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) 250.38

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 250.38

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 250.38

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Digital Offering LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 16th day of February, 2016.

Chairman & CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1.1.15
and ending 12.31.15

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 526881
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	Ø
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	46590
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	Ø
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	Ø
2d. SIPC Net Operating Revenues	$ 480291
2e. General Assessment @ .0025	$ 1200.73
	(to page 1, line 2.A)